UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K
(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from to .

0-10967
(Commission File Number)

______________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST MIDWEST BANCORP, INC.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-1254

REQUIRED INFORMATION

Items 1 - 3.    Omitted in accordance with Item 4.

Item 4.
The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the Plan financial statements and schedule included herein are prepared in accordance with the financial reporting requirements of ERISA.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

As of or for the Years Ended
December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

FORM 11-K

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 24, 2016

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
Assets
Cash	$92,244	$296,846
Investments, at fair value	152,219,638	147,766,964
Receivables:
Employer contribution receivable	3,254,945	3,100,734
Dividends receivable	154,410	110,578
Notes receivable from participants	4,094,372	3,596,409
Total receivables	7,503,727	6,807,721
Net assets available for benefits	$159,815,609	$154,871,531

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2015	2014
Additions
Investment income:
Interest and dividends	$3,747,383	$2,961,768
Net realized and unrealized (depreciation) appreciation in fair value of investments	(1,518,435)	6,373,360
Total investment income	2,228,948	9,335,128
Interest income on notes receivable from participants	140,920	137,438
Contributions:
Employer contributions	6,393,586	6,006,173
Participant contributions	10,316,710	9,309,291
Total contributions	16,710,296	15,315,464
Total additions	19,080,164	24,788,030
Reductions
Benefits paid and distributions to participants	13,860,112	17,382,213
Administrative expenses	275,974	352,172
Total reductions	14,136,086	17,734,385
Change in net assets available for benefits	4,944,078	7,053,645
Net assets available for benefits at beginning of year	154,871,531	147,817,886
Net assets available for benefits at end of year	$159,815,609	$154,871,531

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for informational purposes. The Plan document provides more complete information about the Plan.
General - First Midwest Bancorp, Inc. ("FMBI" or the "Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time employees meeting certain age and length-of-service criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions and Vesting - Effective January 1, 2014, the Plan was amended to increase the Company's matching contributions from 100% of an employee's first 2% of pre-tax contributions to 100% of an employee's first 3% of pre-tax contributions and 50% of an employee's next 2% of pre-tax contributions. Matching contributions are made quarterly to participants who are employed on the last day of the quarter that have satisfied the minimum service requirement. The amendment did not change the discretionary contribution of up to 15% of employee total compensation, which is made only to those employed on the last day of the Plan year and is based on the overall consolidated performance of the Company.
Pursuant to the amendment, the Company makes certain automatic and transition contributions. On an annual basis, the Company automatically contributes 2% of the employee's total compensation regardless of any voluntary contribution made by the employee. For the 2014 and 2015 Plan years, the Company provides a transition benefit only for participants in the Company's defined benefit retirement plan (the "Pension Plan") as of January 1, 2014 equal to a contribution of 2% of total compensation for participations aged 40-49, 3% of total compensation of participants aged 50-59, and 4% of total compensation for participants aged 60 and older.
The Company's matching and transition contributions vest immediately, while the automatic and discretionary components vest over six years.
Participants are entitled to receive the vested balance in their Plan accounts upon retirement, termination of employment, and total disability or death, subject to the Plan's vesting provisions. Upon certain terminations of employment, the unvested portion of Participant Plan accounts are forfeited. Company contributions are reduced by these forfeitures during the year. For the Plan years ended December 31, 2015 and 2014, forfeitures totaling $208,628 and $129,440, respectively, were used to reduce Company contributions.
The amendment gives participants the option to increase their contributions from 45% (15% for highly compensated employees) to 100% (including certain highly compensated employees) of eligible compensation and is allowed on a tax-deferred and post-tax basis under the provisions of Internal Revenue Code ("the Code") Section 401(k) and 402A, subject to certain limitations. Participant contributions and the related earnings thereon are fully vested.
Investment Options - Participants may direct their contributions as well as Company contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan ("ESOP") Fund. Only the Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.
Common trust funds are maintained by the First Midwest Bank Wealth Management Division (the "Trustee") in the Daily Valuation Mutual Fund ("Daily Fund"). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their Plan account on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Payment of Benefits - Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover of account balances between $1,000 and $5,000 into an Individual Retirement Account at First Midwest Bank, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.
Investment of Plan Assets - A Trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, a subsidiary of the Company and a party-in-interest.
Participant Accounts - Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The vested account balance represents benefits to which a participant is entitled to at any given time.
Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is 60 months. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.
Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution based on the terms of the Plan document, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value. Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. See Note 5, "Fair Value Measurements," for further discussion and disclosures.
Purchases and sales of securities are recognized on a trade date basis. The cost of securities sold is based on the specific identification method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments results from realized and unrealized investment gains (losses) on investments bought, sold, and held during the year.
Administrative Expenses - Administrative expenses of the Plan are paid from the Daily Fund, to the extent they are not paid by the Company. Administrative expenses totaling $275,974 and $352,172 were paid by the Plan for the years ended December 31, 2015 and 2014, respectively. Administrative expenses related to loans and distributions are paid for by those participants.
Adopted Accounting Pronouncements
Fair Value Measurement: In May 2015, the Financial Accounting Standards Board ("FASB") issued guidance removing the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This guidance is effective for the Plan beginning in the first quarter of 2016 and early adoption is permitted. Plan management elected to early adopt this guidance during 2015, and the related disclosures have been updated.
Simplification of Employee Benefit Plan Disclosures: In July 2015, the FASB issued guidance that simplifies certain aspects of employee benefit plan accounting while satisfying the needs of users of financial statements. The guidance is separated into three parts. Part I simplifies the measurement of fully benefit-responsive investment contracts. Part II no longer requires Plans to disclose the net appreciation (depreciation) in the fair value of investments by general type or individual investments equal to or greater than 5% of net assets available for benefits. Part III allows a plan with a fiscal year end that doesn't coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. Parts I and III are not applicable to the Plan. Part II of this guidance is effective for the Plan beginning in the first quarter of 2016 and early adoption is permitted. Plan management elected to early adopt Part II of this guidance during 2015, and the related disclosures have been updated.
3. INCOME TAXES
The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated August 26, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related Trust is tax exempt.
Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. Plan management analyzed the tax positions taken by the Plan, and concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2015. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2012.

4. FAIR VALUE MEASUREMENTS
Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures, records, and reports various types of assets at fair value in the Statements of Net Assets Available for Benefits.
Depending on the nature of the asset, the Plan uses various valuation methodologies and assumptions to estimate fair value. GAAP provides a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:

•	Level 1 - Quoted prices in active markets for identical assets.

•
Level 2 - Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.

Assets are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets between levels of the fair value hierarchy during the periods presented.
Valuation Techniques and Inputs
The following describes the valuation techniques and inputs used for each major class of asset measured at fair value, including the level in the fair value hierarchy.

•	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•
Mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at the end of the year and are classified as level 1 in the fair value hierarchy.

•
Common trust funds are valued at NAV on the last business day of the Plan's year end, which is provided by the Trustee of the fund and used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. Since these investments are measured at fair value using the NAV as a practical expedient they are not classified in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table shows the Plan's assets carried at fair value by level in the fair value hierarchy as of December 31, 2015 and 2014.

	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Money market funds	$9,651,548	$—	$—	$9,651,548
Mutual funds	73,809,454	—	—	73,809,454
Common stocks	23,545,560	—	—	23,545,560
Common trust funds (1):
Small/mid U.S. equity	N/A	N/A	N/A	3,274,039
Balanced/asset allocation	N/A	N/A	N/A	4,034,921
Intermediate government/corporate bond fund	N/A	N/A	N/A	11,391,326
Large U.S. equity	N/A	N/A	N/A	26,512,790
Total assets at fair value	$107,006,562	$—	$—	$152,219,638
As of December 31, 2014
Money market funds	$8,181,953	$—	$—	$8,181,953
Mutual funds	69,975,141	—	—	69,975,141
Common stocks	23,347,587	—	—	23,347,587
Common trust funds (1):
Small/mid U.S. equity	N/A	N/A	N/A	2,486,533
Balanced/asset allocation	N/A	N/A	N/A	4,378,632
Intermediate government/corporate bond fund	N/A	N/A	N/A	11,583,529
Large U.S. equity	N/A	N/A	N/A	27,813,589
Total assets at fair value	$101,504,681	$—	$—	$147,766,964
N/A - Not applicable for investments that are measured at fair value using NAV, as a practical expedient, which are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to allow reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(1)
This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulated earnings. Funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. There are currently no redemption restrictions on these investments.

5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. RELATED PARTY TRANSACTIONS
The Plan investments include money market funds that are held by Charles Schwab Trust Company, which provides custodial services to the Plan. Units of common trust funds held by the Plan are managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $509,954 and $438,242 in common stock dividends from the Company for the years ended 2015 and 2014, respectively.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015
PLAN NUMBER 002: EIN 36-3161078

(a)	(b) Identity of Issue	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Money Market Funds
*	Schwab Investor Money Fund	9,648,341	N/A	$9,648,341
*	Schwab Retirement Advantage Money Fund	3,207	N/A	3,207
				9,651,548
	Common Stock
*	First Midwest Bancorp, Inc.	1,277,567	N/A	23,545,560

	Common Trust Funds
*	First Midwest Employee Benefits Fixed Income Fund	395,829	N/A	11,391,326
*	First Midwest Employee Benefits GEMS Fund	248,995	N/A	4,034,921
*	First Midwest Employee Benefits Large Cap Equity Fund	501,149	N/A	26,512,790
*	First Midwest Employee Benefits Small Cap Equity Fund	118,605	N/A	3,274,039
				45,213,076
	Mutual Funds
	Dodge & Cox International Stock Fund	270,329	N/A	9,861,617
	Federated Institutional High Yield Bond	597,594	N/A	5,432,129
	T Rowe Price Mid Capital Growth Fund	159,396	N/A	11,686,911
	T Rowe Price Retirement	62,230	N/A	886,156
	T Rowe Price Retirement 2010	58,043	N/A	979,767
	T Rowe Price Retirement 2020	179,891	N/A	3,542,045
	T Rowe Price Retirement 2030	111,928	N/A	2,441,145
	T Rowe Price Retirement 2040	144,207	N/A	3,256,186
	Vanguard GNMA Admiral Fund	272,928	N/A	2,909,414
	Vanguard Mid Cap Index Fund Admiral	50,152	N/A	7,458,597
	Vanguard Short Term	278,699	N/A	2,943,064
	Vanguard Small Cap Index Admiral	109,242	N/A	5,795,298
	Vanguard Strategic Equity Fund	182,226	N/A	5,157,000
	Vanguard Total Stk Mkt Index Fund Admiral	225,637	N/A	11,460,125
				73,809,454

*	Participant loans	Interest Rates Range from 4% to 8% Maturing on Various Dates		4,094,372
				$156,314,010

* An asterisk in column (a) denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 24, 2016	/s/ PAUL F. CLEMENS
Paul F. Clemens Executive Vice President and Chief Financial Officer of First Midwest Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Documents
23	Consent of Independent Registered Public Accounting Firm